UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended December 31, 2016
Commission File Number 0-28564
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
(Address of principal executive office)
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On February 1, 2017, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and year ended December 31, 2016. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results. For this reason, we are also presenting adjusted results excluding the impact of the restructuring charge taken in the fourth quarter of 2016. Reconciliations are included in the tables accompanying this report.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: February 2, 2017

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated February 1, 2017

Table of Contents	Exhibit 99.1

QIAGEN reports results for fourth quarter and full-year 2016

•	Ongoing momentum in fourth quarter supports strong 2016 performance:

◦	Q4 2016:

•	Net sales $366.5 million (+5% actual, +8% CER vs. +8% CER guidance)

•	EPS $0.04; adjusted EPS $0.15 ($0.16 CER vs. $0.15-0.16 CER guidance), adjusted EPS excl. charge $0.39 ($0.41 CER vs. $0.38 CER guidance)

◦	Full-year 2016:

•	Net sales $1.34 billion (+4% actual, +6% CER vs. +6-7% CER guidance)

•	EPS $0.34; adjusted EPS $0.87 ($0.90 CER vs. $0.87-0.88 CER guidance), adjusted EPS excl. charge $1.11 ($1.14 CER vs $1.10-1.11 CER guidance)

•	Free cash flow rises 22% to $267 million

•	QIAGEN reaffirms full-year 2017 outlook for 6-7% CER sales growth and adjusted EPS target before restructuring costs of $1.25-1.27 CER
Venlo, the Netherlands, February 1, 2017 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the fourth quarter and full-year 2016, delivering on goals for improvements in net sales and adjusted earnings.
“QIAGEN’s performance during 2016 shows our transformation is building momentum thanks to the power of our Sample to Insight portfolio and we are moving ahead on a new growth trajectory,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “We have strengthened our position as a global leader in molecular testing, and we expect to make significant progress in 2017.”
“All customer classes and regions grew in 2016, led by strong expansion in Molecular Diagnostics, apart from the expected headwinds from lower U.S. HPV test sales. The Academia, Pharma and Applied Testing customer classes also produced good organic growth, augmented by the acquisitions of MO BIO and Exiqon, which further differentiate our Sample to Insight portfolio. Among the 2016 highlights, QuantiFERON-TB test sales rose to a new 25% CER growth pace, and we submitted the fourth-generation QuantiFERON-TB Gold Plus for U.S. approval. The GeneReader NGS System received enthusiastic reception from labs seeking a cost-effective, end-to-end solution for next-generation sequencing, and placements achieved a target of more than 10% of the market for new benchtop sequencers in oncology applications. We have begun rolling out system enhancements and new gene panels to create a full menu of oncology applications. The QIAsymphony system also exceeded our 2016 goal of 1,750 cumulative placements, with double-digit consumable growth. In Personalized Healthcare, QIAGEN signed additional co-development agreements for companion diagnostics, surpassing the milestone of 20 master collaboration agreements with pharma companies. QIAGEN’s differentiated technologies in cutting-edge areas such as liquid biopsy, digital NGS and the microbiome also generated robust growth in 2016. Bioinformatics are increasingly integrated into our Sample to Insight solutions, and the recent acquisition of OmicSoft will further differentiate our capabilities for data management and analysis,” Peer Schatz said.
“QIAGEN has created a differentiated market position that builds on our unique ability to support a broad range of customers along the continuum from basic research to clinical healthcare with a focused portfolio in molecular testing,” said Peer Schatz. “Our growth trajectory through 2020 sets us on a path for solid sales growth, improved operating leverage and increased free cash flow, all of which will create greater value.”
Full-year 2016 results
Net sales grew 4% at actual rates to $1.34 billion compared to 2015 and 6% at constant exchange rates (CER), with two percentage points of adverse currency movements. Net sales rose 8% CER excluding U.S. HPV test sales, which created the expected two percentage points of headwind in the full-year results and represented 3% of total sales for 2016. Organic business expansion contributed a solid four percentage points to total CER growth, while nearly two percentage points of additional growth came from the December 2015 acquisition of MO BIO Laboratories Inc., a leader in sample technologies for metagenomics and microbiome analysis, and the June 2016 acquisition of Exiqon A/S, a leader in RNA analysis technologies.
The Molecular Diagnostics and Life Sciences customer classes, as well as all regions, supported higher sales of consumables and related revenues (+6% CER / 87% of sales) and instruments (+5% CER / 13% of sales). Molecular Diagnostics (+7% CER / 50% of sales) advanced 10% CER excluding U.S. HPV test sales, while the Applied Testing, Pharma and Academia customer classes all showed solid single-digit CER growth trends complemented by the acquisitions. Among the regions, Asia-Pacific / Japan (+11% CER) had the fastest pace thanks to double-digit CER gains in China and South Korea, while Europe / Middle East / Africa (+8% CER) benefited from expansion in France, the UK, Turkey and the Middle East region, which more than offset softer trends in Germany. The Americas (+5% CER) grew 8% CER excluding headwinds from lower U.S. HPV test sales, with solid single-digit CER growth in the U.S. and double-digit CER gains in Brazil and Mexico.
Operating income was $98.8 million in 2016 compared to $179.5 million in 2015. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, declined to $256.6 million in 2016 compared to $318.4 million in 2015. In the fourth quarter of 2016, adjusted operating income includes a $68.2 million pre-tax restructuring charge related to initiatives to support faster sales momentum while delivering margin gains. The adjusted operating income margin was 19% of sales in 2016 compared to 25% in 2015. However, excluding the restructuring charge, adjusted operating income rose 2% in 2016 to $324.8 million compared to 2015, with the adjusted operating income margin at 24% of sales.
Net income attributable to owners of QIAGEN N.V. in 2016 was $80.4 million, or $0.34 per diluted share (based on 239.0 million diluted shares) compared to $130.1 million, or $0.55 per share (based on 238.6 million diluted shares) in 2015. Adjusted net income was $207.9 million, or $0.87 per share ($0.90 CER), compared to $252.6 million, or $1.06 per share, in 2015. Excluding the $79.1 million pre-tax ($57.0 million after tax) restructuring charge, adjusted diluted EPS in 2016 was $1.11 ($1.14 CER).

Fourth quarter 2016 results
Net sales grew 5% at actual rates to $366.5 million in the fourth quarter of 2016 over the year-ago period, rising 8% CER with three percentage points of adverse currency movements. The acquisitions of MO BIO and Exiqon provided three percentage points of total CER growth for the fourth quarter of 2016, while organic growth provided five percentage points. No meaningful headwind was created from the 4% CER decline in U.S. HPV test sales compared to the fourth quarter of 2015.
In line with the full-year trend, all customer classes and regions supported higher sales of consumables and related revenues (+8% CER / 86% of sales) and instruments (+6% CER / 14% of sales). Molecular Diagnostics (+11% CER / 50% of sales) advanced on sales of the QuantiFERON latent TB test growing well above the 25% CER annual growth rate target. In the Life Sciences customer classes, Applied Testing led with 10% CER growth, supported by single-digit CER gains in Pharma and Academia. Among the regions, Europe / Middle East / Africa (+10% CER) and Asia-Pacific / Japan (+14% CER) both saw robust trends, while the Americas (+5% CER) grew on gains in the U.S. and Brazil, but significantly weaker sales in Mexico due to the timing of national tenders.
Operating income was $4.2 million in the fourth quarter of 2016 compared to $57.2 million in the same period of 2015. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, declined 52% to $44.5 million compared to $92.8 million in the year-ago period. The adjusted operating income margin was 12% of sales compared to 27% in the same period of 2015. However, excluding the pre-tax restructuring charge taken in the fourth quarter of 2016, adjusted operating income rose 21% to $112.7 million, and the adjusted operating income margin was 31% of sales.
Net income attributable to owners of QIAGEN N.V. was $8.6 million, or $0.04 per diluted share (based on 239.6 million diluted shares) compared to $50.9 million, or $0.21 per share (based on 238.6 million diluted shares) in the fourth quarter of 2015. Adjusted net income was $36.5 million, or $0.15 per share ($0.16 CER), compared to $76.2 million, or $0.32 per share, in the year-ago period. Excluding the restructuring charge taken in the 2016 period, adjusted diluted EPS was $0.39 ($0.41 CER).
Balance sheet and cash flows
At December 31, 2016, cash and cash equivalents rose to $439.2 million from $290.0 million at December 31, 2015. Net cash provided by operating activities was $341.6 million in 2016, up from $317.5 million in 2015. Purchases of Property, Plant and Equipment declined to $74.5 million in 2016 from $97.8 million, as free cash flow rose 22% to $267.1 million from $219.7 million. Net cash used in investing activities was $179.1 million in 2016, including $90.5 million for the Exiqon A/S acquisition, compared to $146.2 million in 2015. Net cash used in financing activities was $10.6 million compared to $258.6 million in 2015, which included $251.9 million for debt repayment.
“QIAGEN achieved our goals for 2016 in terms of sales, adjusted earnings and free cash flow while taking targeted actions to support future sales growth and deliver operating margin improvements after a period of investments,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We see these results as an important step in setting the new growth trajectory toward 2020, and they support our top priority to increase shareholder returns and create value. We have an ongoing disciplined approach to capital allocation, using the synthetic share repurchase to further optimize our balance sheet while maintaining flexibility for targeted acquisitions, such as OmicSoft in early 2017, that are aligned with our strategy to strengthen QIAGEN’s leadership in molecular testing.”

Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Fourth quarter			Full-year
	2016	2015	Change	2016	2015	Change
Net sales	366.5	348.5	5%	1,338.0	1,281.0	4%
			(8% CER)			(6% CER)
Operating income	4.2	57.2	-93%	98.8	179.5	-45%
Adjusted operating income	44.5	92.8	-52%	256.6	318.4	-19%
Adjusted op. income excl. restructuring charge	112.7	92.8	21%	324.8	318.4	2%
Net income	8.6	50.9	-83%	80.4	130.1	-38%
Adjusted net income	36.5	76.2	-52%	207.9	252.6	-18%
Diluted EPS(1)	$0.04	$0.21		$0.34	$0.55
Adjusted diluted EPS(1)	$0.15	$0.32		$0.87	$1.06
Adjusted diluted EPS excluding restructuring(1)	$0.39 /	$0.32		$1.11	$1.06
	($0.41 CER)			($1.14 CER)

Net cash provided by operating activities	100.0	86.8		341.6	317.5
Less purchases of property, plant and equipment	(19.7)	(30.1)		(74.5)	(97.8)
Free cash flow	80.3	56.7		267.1	219.7
(1) Weighted number of diluted shares (Q4 2016: 239.6 million, Q4 2015: 238.6 million) (FY 2016: 239.0 million, FY 2015: 238.6 million)
CER - Constant exchange rates. Results for net income and EPS based on income attributable to owners of QIAGEN N.V.
In Q4 2016, QIAGEN changed to the "multiple attribution method" accounting principle for equity-based compensation. For full-year 2015, adjusted diluted EPS was revised to $1.06 (previously $1.05) due to a modest rounding difference from reduction in equity-based compensation versus increase in number of diluted shares. For the first nine-months of 2016, adjusted diluted EPS remained at $0.72 after the revision. This change had no impact on Q4 2016 results. See table accompanying this press release for further information.

Net sales by product category and customer class

	Fourth quarter 2016			Full-year 2016
	Sales (In $ m)	% CER change	% of sales	Sales (In $ m)	% CER change	% of sales
Consumables and related revenues	$315	8%	86%	$1,166	6%	87%
Instruments	$52	6%	14%	$172	5%	13%

Molecular Diagnostics(1)	$185	11%	50%	$663	7%	50%
Of which: U.S. HPV test solutions	$11	-4%	3%	$33	-29%	3%
MDx excluding U.S. HPV (1)	$174	12%	47%	$630	10%	47%
Applied Testing	$35	10%	10%	$120	7%	9%
Pharma	$66	5%	18%	$262	7%	19%
Academia	$81	3%	22%	$293	4%	22%
(1) Includes companion diagnostic co-development revenues (Q4 2016: $10 million, -11% CER) and FY 2016 ($32 million, +6% CER)
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates

Net sales by geographic region

	Fourth quarter 2016			Full-year 2016
	Sales (In $ m)	% CER change	% of sales	Sales (In $ m)	% CER change	% of sales
Americas(1)	$163	5%	45%	$627	5%	47%
Europe / Middle East / Africa	$119	10%	33%	$428	8%	32%
Asia-Pacific / Japan	$83	14%	22%	$279	11%	21%

Top 7 emerging markets(2)	$65	17%	18%	$209	19%	16%
(1) Americas excluding U.S. HPV Q4 2016 (+6% CER) and FY 2016 (+8% CER).
(2) Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey.
Q4 and FY 2016: Rest of world represented less than 1% of net sales.
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates.
Sustaining growth trajectory with Sample to Insight portfolio
QIAGEN is capturing opportunities with its Sample to Insight portfolio, enabling molecular testing across the continuum from basic research to clinical healthcare. Among recent developments:

•
QIAGEN achieved the goal for 55-60 placements of the GeneReader® NGS System by the end of 2016, capturing more than 10% of the estimated global market for new placements of benchtop NGS sequencers used in oncology applications. New performance enhancements were announced in January 2017 to improve output and turnaround times, along with plans to launch at least five new GeneRead QIAact panels, including in-depth breast and lung cancer panels as well as a channel to create customized panels for specific customer needs. The new sequencing chemistry remains on track for full availability in the U.S. in the first quarter of 2017.

•
QuantiFERON-TB Gold Plus (QFT-Plus), the fourth generation of QIAGEN’s modern standard for detection of latent tuberculosis (TB) infection, was submitted to the U.S. Food and Drug Administration for pre-market approval. The submission follows the 2016 launch of QFT-Plus in more than 60 countries across Europe, the Middle East, Africa, Asia and Latin America. Most recently, QuantiFERON-TB Gold was selected by the Republic of Korea Armed Forces for the screening of recruits in 2017 as part of a national strategy to eliminate the disease.

•
OmicSoft Corporation was acquired in January 2017 to expand QIAGEN’s industry-leading portfolio of bioinformatics solutions. OmicSoft markets a suite of tools that allow customers to analyze and visualize data sets and compare them to large, publicly available multi-omics data sets, as well as scalable and flexible software architecture solutions that enable customers to effectively manage and share very large amounts of data. The OmicSoft solutions are highly synergistic with QIAGEN’s analysis and interpretation solutions and will add utility to Sample to Insight solutions, in particular the GeneReader NGS workflow. Terms of the transaction with the privately held U.S. company were not disclosed.

Initiatives to sustain faster sales while delivering margin benefits
QIAGEN has a series of initiatives well underway to support faster sales momentum while improving efficiency and accountability to deliver margin gains. Key targeted actions were implemented in the fourth quarter of 2016 and will continue in 2017. A pre-tax restructuring charge of $79.1 million ($0.24 per share after taxes) was taken in the fourth quarter of 2016, including approximately $42.4 million of non-cash items. As previously announced, pre-tax restructuring charges for these initiatives of approximately $10 million (or about $0.03 per share after taxes) are planned to be taken during 2017.
Synthetic share repurchase completed
In January 2017, QIAGEN completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split as part of a commitment to return $300 million to shareholders. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market purchases. About $245 million was returned to shareholders through the transaction, which reduced the total number of issued QIAGEN shares by approximately 3.7% to 230.8 million (of which 4.95 million in treasury) as of January 31, 2017, from 239.7 million (of which 5.144 million in treasury) immediately prior to the transaction. QIAGEN intends to return the balance of the commitment through open-market share repurchases during 2017.
Change in the Executive Committee
Dr. Thomas Schweins has been appointed Senior Vice President, Life Science Business Area, to lead QIAGEN’s presence in the Academia, Pharma and Applied Testing customer classes in addition to his current role as a member of the Executive Committee with responsibilities for Corporate Strategy, Marketing Services and Human Resources. Dr. Schweins has been with QIAGEN since 2004 and was involved in leading QIAGEN’s Life Science business as Vice President of Marketing & Strategy until taking on his current role in 2011. Dr. Schweins came to QIAGEN after assignments with The Boston Consulting Group and at Hoechst AG / Aventis S.A. He has a Ph.D.in Biochemistry from the Max Planck Society in Germany and an M.S. in Chemistry from the University of Southern California in the United States, where he also did post-doctorate research. He replaces Brad Crutchfield, who has stepped down from this role for personal reasons. QIAGEN would like to thank Mr. Crutchfield for his successful contributions and wish him all the best in his future endeavors.
Outlook
For full-year 2017, QIAGEN reaffirms the initial guidance provided in November 2016 for adjusted net sales growth of approximately 6-7% CER. This is based on approximately one percentage point from the acquisitions of Exiqon (acquired in June 2016) and OmicSoft (acquired in January 2017) and about 5-6 percentage points from the rest of the portfolio (including one percentage point of headwind from reduced U.S. HPV test sales). QIAGEN also reaffirms its guidance for adjusted diluted EPS of about $1.25-1.27 CER per share based on operating and financial leverage, which includes benefits from completion of the $300 million share repurchase commitment by the end of 2017 and efficiency actions taken in 2016, but excludes the expected $0.03 per share of restructuring costs planned for 2017. Based on exchange rates as of January 31, 2017, currency movements against the U.S. dollar are expected to have an adverse impact on results of about two percentage points on full-year 2017 net sales, and about $0.02 per share on adjusted diluted EPS. These expectations do not take into account any further acquisitions that could be completed in 2017.

For the first quarter of 2017, net sales are expected to rise approximately 4-5% CER, which includes an anticipated two percentage points of headwind from reduced U.S. HPV test sales. Adjusted diluted EPS is expected to be approximately $0.21-0.22 CER on an underlying basis, and about $0.18-0.20 CER including the anticipated restructuring charge of about $0.02-0.03 per share. Based on exchange rates as of January 31, 2017, currency movements against the U.S. dollar are expected to have an adverse impact on results for the first quarter of 2017 of about two percentage points on net sales, and about $0.01 per share on adjusted diluted EPS.
Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call will be held on Thursday, February 2, 2017, at 15:00 Central European Time (CET) / 14:00 GMT / 9:00 Eastern Standard Time (EST). A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees.
QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. For these reasons, we are also presenting adjusted results excluding the impact of the restructuring charge taken in the fourth quarter of 2016. Reconciliations are included in the tables accompanying this report.
Change in accounting principle for equity-based compensation
In the fourth quarter of 2016, QIAGEN made a change in accounting principle for equity-based compensation to the “multiple attribution method,” which now aligns QIAGEN’s U.S. GAAP (Generally Accepted Accounting Principles) and IFRS (International Financial Reporting Standards) reporting. QIAGEN believes this change is preferable since it provides better alignment of cost recognition over vesting periods. Results for previous years have been revised without any meaningful impact. For the first nine months of 2016, adjusted diluted EPS remained at $0.72 per share after revision, as the reduction of $2.1 million in after-tax equity-based compensation was offset by an increase of about 1.3 million in the weighted average number of diluted shares. For full-year 2015, adjusted diluted EPS was revised to $1.06 from $1.05 per share due to the rounding difference created by the reduction of $3.0 million in after-tax equity-based compensation against an increase of about 1.5 million in the weighted average number of diluted shares. This change did not impact results for the fourth quarter of 2016. For more information, please see table accompanying this press release and filings with the U.S. Securities and Exchange Commission.

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharma and biotech companies) and Academia (life sciences research). As of December 31, 2016, QIAGEN employed approximately 4,700 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts

Investor Relations:
John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711
+1 240 686 2222

Dr. Sarah Fakih
Associate Director Investor Relations
+49 2103 29 11457
Email: ir@qiagen.com
ir.qiagen.com

Public Relations:
Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826
+1 240 686 7425
Email: pr@qiagen.com
pr.qiagen.com

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QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME(1)

	Twelve months
	ended December 31,
(In $ thousands, except per share data)	2016	2015
	(unaudited)
Net sales	1,337,991	1,280,986
Cost of sales	493,338	454,328
Gross profit	844,653	826,658
Operating expenses:
Research and development	176,135	146,830
Sales and marketing	401,352	359,598
General and administrative, integration and other	129,248	102,066
Acquisition-related intangible amortization	39,091	38,666
Total operating expenses	745,826	647,160
Income from operations	98,827	179,498
Other income (expense):
Interest income	6,776	4,753
Interest expense	(39,022)	(37,396)
Other expense, net	(9,673)	(10,552)
Total other expense	(41,919)	(43,195)
Income before income taxes	56,908	136,303
Income taxes	(23,395)	6,401
Net income	80,303	129,902
Net loss attributable to non-controlling interest	(101)	(246)
Net income attributable to the owners of QIAGEN N.V.	80,404	130,148

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.34	$0.55
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.87	$1.06

Diluted shares used in computing diluted net income per common share	238,993	238,647

(1)
In Q4 2016, QIAGEN changed to the "multiple attribution method" accounting principle for equity-based compensation. For full-year 2015, adjusted diluted EPS was revised to $1.06 (previously $1.05) due to a modest rounding difference from reduction in equity-based compensation versus increase in number of diluted shares. For the first nine months of 2016, adjusted diluted EPS remained at $0.72 after the revision. This change had no impact on Q4 2016 results. See accompanying table for further information.

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME(1)
(unaudited)

	Three months
	ended December 31,
(In $ thousands, except per share data)	2016	2015
Net sales	366,515	348,540
Cost of sales	138,507	125,112
Gross profit	228,008	223,428
Operating expenses:
Research and development	58,511	39,521
Sales and marketing	115,005	92,371
General and administrative, integration and other	40,595	24,541
Acquisition-related intangible amortization	9,704	9,777
Total operating expenses	223,815	166,210
Income from operations	4,193	57,218
Other income (expense):
Interest income	2,101	1,725
Interest expense	(10,653)	(9,649)
Other (expense) income, net	(9,632)	32
Total other expense	(18,184)	(7,892)
(Loss) income before income taxes	(13,991)	49,326
Income taxes	(22,614)	(1,344)
Net income	8,623	50,670
Net loss attributable to non-controlling interest	—	(200)
Net income attributable to the owners of QIAGEN N.V.	8,623	50,870

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.04	$0.21
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.15	$0.32

Diluted shares used in computing diluted net income per common share	239,648	238,581

(1)
In Q4 2016, QIAGEN changed to the "multiple attribution method" accounting principle for equity-based compensation. For Q4 2015, adjusted diluted EPS was revised to $0.32 (previously $0.31) due to a modest rounding difference from reduction in equity-based compensation versus increase in number of diluted shares. For the first nine months of 2016, adjusted diluted EPS remained at $0.72 after the revision. This change had no impact on Q4 2016 results. See accompanying table for further information.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES(1)
(unaudited)
Twelve months ended December 31, 2016
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,338.0	844.7	98.8	56.9	23.4	NM	80.4	$0.34
Adjustments:
Business integration and acquisition-related items	—	7.5	38.6	38.6	(11.4)		27.2	0.11
Purchased intangibles amortization	—	80.1	119.2	119.2	(40.2)		79.0	0.33
Non-cash interest expense charges	—	—	—	19.8	—		19.8	0.08
Other special income and expense items	—	—	—	1.7	(0.2)		1.5	0.01
Total adjustments	—	87.6	157.8	179.3	(51.8)		127.5	0.53
Adjusted results	1,338.0	932.3	256.6	236.2	(28.4)	12%	207.9	$0.87
Restructuring charges	—	12.0	68.2	79.1	(22.1)		57.0	0.24
Adjusted results excluding restructuring charges	1,338.0	944.3	324.8	315.3	(50.5)	16%	264.9	$1.11

* Using 239.0 M diluted shares
NM - Not meaningful

Twelve months ended December 31, 2015
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,281.0	826.7	179.5	136.3	(6.4)	5%	130.1	$0.55
Adjustments:
Business integration and acquisition-related items	0.3	1.1	15.1	15.1	(4.6)		10.5	0.04
Purchased intangible amortization	—	84.5	123.1	123.1	(41.6)		81.5	0.34
Non-cash interest expense charges	—	—	—	19.2	—		19.2	0.08
Other special income and expense items	—	—	0.6	10.9	0.3		11.2	0.05
Total adjustments	0.3	85.6	138.8	168.3	(45.9)		122.4	0.51
Adjusted results	1,281.2	912.3	318.4	304.6	(52.2)	17%	252.6	$1.06

* Using 238.6 M diluted shares

Tables may contain rounding differences

(1)
In Q4 2016, QIAGEN changed to the "multiple attribution method" accounting principle for equity-based compensation. For full-year 2015, adjusted diluted EPS was revised to $1.06 (previously $1.05) due to a modest rounding difference from reduction in equity-based compensation versus increase in number of diluted shares. For the first nine months of 2016, adjusted diluted EPS remained at $0.72 after the revision. This change had no impact on Q4 2016 results. See accompanying table for further information.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES(1)
(unaudited)
Three months ended December 31, 2016
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	366.5	228.0	4.2	(14.0)	22.6	NM	8.6	$0.04
Adjustments:
Business integration and acquisition-related items	—	0.8	10.6	10.6	(3.2)		7.4	0.03
Purchased intangibles amortization	—	20.0	29.7	29.7	(10.2)		19.5	0.08
Non-cash interest expense charges	—	—	—	5.0	—		5.0	0.02
Other special income and expense items	—	—	—	0.1	(4.1)		(4.0)	(0.02)
Total adjustments	—	20.8	40.3	45.4	(17.5)		27.9	0.11
Adjusted results	366.5	248.8	44.5	31.4	5.1	NM	36.5	$0.15
Restructuring charges	—	12.0	68.2	79.1	(22.1)		57.0	$0.24
Adjusted results excluding restructuring charges	366.5	260.8	112.7	110.5	(17.0)	15%	93.5	$0.39

* Using 239.6 M diluted shares

Three months ended December 31, 2015
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	348.5	223.4	57.2	49.3	1.3	NM	50.9	$0.21
Adjustments:
Business integration and acquisition-related items	—	2.9	6.0	6.0	(1.9)		4.1	0.02
Purchased intangibles amortization	—	19.8	29.6	29.6	(13.7)		15.9	0.07
Non-cash interest expense charges	—	—	—	4.8	—		4.8	0.02
Other special income and expense items	—	—	—	(0.1)	0.6		0.5	0.00
Total adjustments	—	22.7	35.6	40.3	(15.0)		25.3	0.11
Adjusted results	348.5	246.1	92.8	89.6	(13.6)	15%	76.2	$0.32

* Using 238.6 M diluted shares

Tables may contain rounding differences

(1)
In Q4 2016, QIAGEN changed to the "multiple attribution method" accounting principle for equity-based compensation. For Q4 2015, adjusted diluted EPS was revised to $0.32 (previously $0.31) due to a modest rounding difference from reduction in equity-based compensation versus increase in number of diluted shares. For the first nine months of 2016, adjusted diluted EPS remained at $0.72 after the revision. This change had no impact on Q4 2016 results. See accompanying table for further information.

QIAGEN N.V.
OVERVIEW OF 2015 and 2016 RESULTS UNDER MULTIPLE ATTRIBUTION FOR EQUITY-BASED COMPENSATION
(unaudited)

In Q4 2016, QIAGEN changed to the "multiple attribution method" accounting principle for equity-based compensation. For full-year 2015, adjusted diluted EPS was revised to $1.06 (previously $1.05) due to a modest rounding difference from reduction in equity-based compensation versus increase in number of diluted shares. For the first nine months of 2016, adjusted diluted EPS remained at $0.72 after the revision. This change had no impact on Q4 2016 results.

Twelve months ended December 31, 2016
(In thousands, except EPS data)

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016
Results under former single attribution method
Diluted EPS	0.06	0.09	0.14
Diluted EPS, adjusted	0.19	0.24	0.29
Diluted EPS, adjusted CER	0.19	0.24	0.29
Diluted shares	236,854	237,161	238,343

Results under new multiple attribution method
Diluted EPS	0.07	0.09	0.15	0.04	0.34
Diluted EPS, adjusted	0.19	0.24	0.29	0.15	0.87
Diluted EPS, adjusted CER	0.19	0.24	0.30	0.16	0.90
Diluted shares	238,363	238,667	239,297	239,648	238,993

Twelve months ended December 31, 2015
(In thousands, except EPS data)

	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015
Results under former single attribution method
Diluted EPS	0.08	0.11	0.14	0.20	0.54
Diluted EPS, adjusted	0.22	0.26	0.27	0.31	1.05
Diluted shares	237,386	237,008	237,105	237,144	237,158

Results under new multiple attribution method
Diluted EPS	0.08	0.11	0.14	0.21	0.55
Diluted EPS, adjusted	0.22	0.26	0.27	0.32	1.06
Diluted shares	238,928	238,533	238,559	238,581	238,647

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS(1)

(In $ thousands, except par value)	December 31, 2016	December 31, 2015
Assets	(unaudited)
Current assets:
Cash and cash equivalents	439,180	290,011
Short-term investments	92,999	130,817
Accounts receivable, net	278,244	273,853
Income taxes receivable	23,795	26,940
Inventories, net	136,552	136,586
Prepaid expenses and other current assets	66,799	70,121
Deferred income taxes	—	33,068
Total current assets	1,037,569	961,396
Long-term assets:
Property, plant and equipment, net	436,655	442,944
Goodwill	1,925,518	1,875,698
Intangible assets, net	557,159	636,421
Deferred income taxes	68,384	2,036
Other long-term assets	282,909	260,622
Total long-term assets	3,270,625	3,217,721
Total assets	4,308,194	4,179,117
Liabilities and Equity
Current liabilities:
Accounts payable	51,218	52,306
Accrued and other current liabilities	230,305	192,069
Income taxes payable	26,906	21,515
Deferred income taxes	—	2,463
Total current liabilities	308,429	268,353
Long-Term liabilities:
Long-term debt, net of current portion	1,067,096	1,049,026
Deferred income taxes	40,621	69,610
Other long-term liabilities	284,952	224,058
Total long-term liabilities	1,392,669	1,342,694
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 239,707 shares in 2016 and in 2015	2,812	2,812
Additional paid-in capital	1,794,665	1,765,595
Retained earnings	1,263,464	1,209,197
Accumulated other comprehensive loss	(333,839)	(259,156)
Less treasury stock, at cost— 5,147 and 6,702 shares in 2016 and 2015, respectively	(120,006)	(152,412)
Total equity attributable to the owners of QIAGEN N.V.	2,607,096	2,566,036
Non-controlling interest	—	2,034
Total equity	2,607,096	2,568,070
Total liabilities and equity	4,308,194	4,179,117

(1)
In Q4 2016, QIAGEN changed to the "multiple attribution method" accounting principle for equity-based compensation. For full-year 2015, adjusted diluted EPS was revised to $1.06 (previously $1.05) due to a modest rounding difference from reduction in equity-based compensation versus increase in number of diluted shares. For the first nine months of 2016, adjusted diluted EPS remained at $0.72 after the revision. This change had no impact on Q4 2016 results. See accompanying table for further information.

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(1)

	Years ended December 31,
(In $ thousands)	2016	2015
Cash flows from operating activities:	(unaudited)
Net income	80,303	129,902
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	213,056	191,473
Non-cash acquisition, impairment and restructuring related costs	44,399	5,471
Amortization of debt issuance costs	20,451	19,955
Share-based compensation expense	28,288	23,760
Excess tax benefits from share-based compensation	(782)	(3,328)
Deferred income taxes	(65,974)	(36,434)
Loss on early redemption of debt	—	7,564
(Gain) Loss on marketable securities	(1,360)	6,039
Changes in fair value of contingent consideration	(6,501)	(5,225)
Other items, net including fair value changes in derivatives	19,435	2,609
Net changes in operating assets and liabilities:
Accounts receivable	(12,238)	(24,764)
Inventories	(20,346)	(33,194)
Prepaid expenses and other	6,640	52,315
Other long-term assets	3,549	2,730
Accounts payable	(1,466)	7,732
Accrued and other liabilities	10,618	(25,570)
Income taxes	15,476	(88)
Other long-term liabilities	8,054	(3,450)
Net cash provided by operating activities	341,602	317,497
Cash flows from investing activities:
Purchases of property, plant and equipment	(74,536)	(97,778)
Proceeds from sale of equipment	63	103
Purchases of intangible assets	(19,388)	(19,703)
Purchases of investments	(23,448)	(6,053)
Purchases of short-term investments	(496,304)	(317,570)
Proceeds from sales of short-term investments	533,847	367,714
Cash paid for acquisitions, net of cash acquired	(90,490)	(66,930)
Other investing activities	(8,800)	(5,983)
Net cash used in investing activities	(179,056)	(146,200)
Cash flows from financing activities:
Net proceeds from issuance of cash convertible notes and cash paid for issuance costs	—	(86)
Repayment of long-term debt	(6,738)	(251,868)
Principal payments on capital leases	(1,322)	(1,079)
Proceeds from subscription receivables	—	97
Excess tax benefits from share-based compensation	782	3,328
Proceeds from issuance of common shares	6,269	10,316
Purchase of treasury shares	—	(20,818)
Other financing activities	(9,595)	1,497
Net cash used in financing activities	(10,604)	(258,613)
Effect of exchange rate changes on cash and cash equivalents	(2,773)	(15,340)
Net increase (decrease) in cash and cash equivalents	149,169	(102,656)
Cash and cash equivalents, beginning of period	290,011	392,667
Cash and cash equivalents, end of period	439,180	290,011

Reconciliation of Free Cash Flow(2)
Net cash provided by operating activities	341,602	317,497
Purchases of property, plant and equipment	(74,536)	(97,778)
Free Cash Flow	267,066	219,719

(1) In Q4 2016, QIAGEN changed to the "multiple attribution method" accounting principle for equity-based compensation. See accompanying table for further information.
(2) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by investments in fixed assets. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.